Mail Stop 7010
      September 13, 2005

By U.S. Mail and Facsimile

Ms. Shannon Downs
Chief Financial Officer
Canadian Rockport Homes International, Inc.
700 West Pender Street, Suite 507
Vancouver, B.C. Canada V6C 1G8

Re:	Canadian Rockport Homes International, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
      	File No.  333-62786

Dear Ms. Downs:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file all appropriate Exchange Act filings, including, but not limited to the current delinquent Form 10-Qs.

Form 10-K for the Fiscal Year Ended December 31, 2004

General

2. Please revise to provide your selected quarterly financial data as required by Item 302 of Regulation S-K.
Selected Financial Data, page 7

3. Please revise to provide your selected financial data for each of the last five fiscal years as required in Item 301 of Regulation
S-K.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 9

Liquidity and Capital Resources, page 12

1. Given your auditor`s substantial doubt about your ability to continue as a going concern, please revise your filing to provide a discussion of how you intend to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty About an Entity`s Continued Existence.

2. Please tell us, and revise your filings to disclose, your estimate-to-completion on the construction of the plant in Lampa, Chile, as well as how much of this amount you expect to spend over the next 12 months. In addition, please discuss the changes in the construction-in-progress account from period to period and how the agreement that was concluded with TWiC in 2004 impacts future manufacturing of molds and the supply of services required for construction of the Chilean plant. See Section IV. of Release No. 33-8350, Interpretation - Commission`s Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

6. Please revise to provide a table of contractual commitments as required by Item 303(A)(5) of Regulation S-K.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

7. Please have your independent registered public accounting firm revise its audit opinion to include the city and state where the audit opinion was issued as required by Rule 2.02(a) of Regulation S-
X.

8. Your independent accountant, Jonathon P. Reuben, CPA, is duly registered and in good standing to practice in California. However, it is unclear to us whether Jonathon P. Reuben, CPA, was and is currently licensed in Vancouver, B.C. Canada where your executive offices are located. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule 2-01(a) of Regulation S-X. Please tell us how you have met the requirements of Rule
2-01(a) of Regulation S-X. In addition, since a significant portion of your operations are in Chile, detail for us the audit procedures conducted in that country.

Consolidated Balance Sheets, page F-3

9. We note that you acquired 598546 B.C. Ltd. from a related party shareholder for 200,000 shares of common stock in June 2002. We also note that you sold the truss plant and timber in the same month at a substantial loss. Tell us the basis for the original allocation of the purchase price to the various assets. Considering these substantial losses, help us better understand how you determined that there was no impairment of value of the $400,000 attributed to the land.

Consolidated Statement of Stockholders` Equity (Deficit), page F-7

3. It appears that a page from your consolidated statement of stockholders` equity is missing and has been replaced with a duplicate page of F-9. Please revise your statement of stockholders` equity to include the correct pages of the financial statement, for all appropriate periods.

Note 1 - Property and Equipment, page F-14

11. Please revise to disclose the details and activity of the construction-in-progress account.

Item 9A - Controls and Procedures, page 15

4. You disclose that your evaluation of the effectiveness of disclosure controls and procedures was conducted within 90 days prior to the filing of your Form 10-K. Please revise your disclosure to state that management`s evaluation was as of the end of the fiscal year as stated in Rules 13a-15(c) and 15d-15(c).

5. Given that your Exchange Act filings were not timely filed during fiscal 2004 and fiscal 2005, please explain to us how your "Principal
Executive Officer and Principal Financial Officer concluded that the disclosure controls and procedures are effective" to ensure that information required to be disclosed by you in the reports filed or submitted under the Exchange Act were recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms.


*	*	*

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, John
Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,



      John Cash
								Accounting Branch Chief
??

??

??

??

Ms. Shannon Downs
Canadian Rockport Homes International, Inc.
September 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE